Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 8, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s included in Bloomberg Gender-Equality Index for the 6th year in a row and S&P Global’s Sustainability Yearbook for the 3rd year.”

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills,	AMIT AGARWAL	USHA IYER
Hyderabad - 500034. Telangana, India.	amita@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s included in Bloomberg Gender-Equality Index for the 6th year in a row and S&P Global’s Sustainability Yearbook for the 3rd year

•	Featured for the 6th year in a row as the only Indian pharma company in the Bloomberg Gender-Equality Index (GEI)

•	Included in S&P Global’s Sustainability Yearbook for a 3rd successive year based on its 2022 Corporate Sustainability Assessment (CSA)

•	The company has also been included in the Dow Jones Sustainability Index (DJSI) 2023 for the 7th year in a row in the Emerging Markets category

•	Recent recognitions include the President of India’s award to Dr. Reddy’s Foundation for its work empowering persons with disabilities

•	Dr. Reddy’s embarked on its sustainability journey two decades ago and initiated voluntary disclosures through Sustainability Reports from 2004

•	In 2022, Dr. Reddy’s refreshed its ESG goals, making them comprehensive and central to business strategy through distinctive patient-centric goals on access, affordability and innovation

Hyderabad, India, February 08, 2023 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DR REDDY, NYSE: RDY, NSEIFSC: DRREDDY, hereafter referred to as “Dr. Reddy’s”) announced major back-to-back recognitions in gender equality and sustainability.

Dr. Reddy’s has been included in the Bloomberg Gender-Equality Index (GEI) 2023 for a sixth consecutive year, featuring as the only Indian pharma company. The 2023 index includes 484 companies representing 11 sectors, 45 countries and a market capitalization of USD 16 trillion. The index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. The Bloomberg GEI reporting framework includes over 70 metrics, each allocated to one of the following five pillars – leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand.

In 2022, Dr. Reddy’s adopted bold social goals as part of its Environment, Social, Governance (ESG) agenda to contribute to a fairer and more socially inclusive world through diversity, equity and inclusion measures – at least 35% women in senior leadership by 2030; gender parity across the organisation by 2035; 3% of the workforce to be persons with disabilities by 2030; and 100% living wages for on-premise extended workforce by 2025. Through the course of the year, the company introduced several measures to increase the proportion of women in leadership, in key business units, and to create an environment to support the hiring of women in ‘non-traditional’ areas such as sales and operations. The concerted efforts towards gender equality helped the company achieve year-on-year improvement in its score.

Adding to the recognitions, Dr. Reddy’s has been included as a member of the Sustainability Yearbook 2023 for a third consecutive year based on the S&P Global Corporate Sustainability Assessment (CSA) for 2022. The CSA covers assessment of 61 industries, 7,800 companies, 140,000 documents and 14 million data points. To earn inclusion in the Yearbook, companies must score within the top 15% of their industry and must achieve an S&P Global Sustainability Score within 30% of their industry’s top-performing company.

Relatedly, based on the CSA and further screening criteria, Dr. Reddy’s has also been named among global sustainability leaders for the 7th year in a row in the Dow Jones Sustainability Index (DJSI) in the Emerging Markets category, highlighting our value-creation and risk-mitigation ESG potential. The DJSI Emerging Markets Index represents the top 10% of the 800 largest companies in 20 emerging markets based on long-term economic, environmental and social criteria.

G.V. Prasad, Co-Chairman & Managing Director, Dr. Reddy's said: “We are pleased to earn continued recognition from prestigious global bodies such as S&P Global, DJSI and Bloomberg GEI. We have consciously attempted to set ourselves bold goals in order to contribute meaningfully to the shaping of a sustainable, fair and inclusive society. We started our sustainability journey two decades ago. Last year marked a major shift in our approach. Our ESG goals expanded from a heavy emphasis on environment to cover all aspects of ESG – environmental stewardship, helping patients, employees and community, and corporate governance. We moved from a good-to-do approach to placing ESG right at the core of our business strategy. This led to the adoption of distinctive patient-centric goals on access, affordability and innovation for patients. By making our goals clear and measurable, we have created strong accountability. With 20 years of leadership in sustainability in Indian industry, we see it as our responsibility to set the bar high and deliver on these ambitious targets.”

As an early adopter of Environment Social Governance (ESG) actions as well as voluntary disclosures on sustainability, Dr. Reddy’s released its first Sustainability Report in the year 2004. Subsequently, the company introduced a ‘sustainability by design’ approach in its operations in 2013. Over the years, Dr. Reddy’s’ efforts in various aspects of ESG such as waste minimisation, water management, carbon emissions, transparent governance, investment in people development and other areas saw industry-leading initiatives such as zero liquid discharge, zero waste to landfills and Self-Managed Teams. The company adopted its first set of ESG goals in 2010 followed by their materiality assessment in 2020. The same year, Dr. Reddy’s became the first pharma company in India and the third in Asia to join the Science-based Targets initiative (SBTi) to reduce its carbon footprint. In 2022, Dr. Reddy’s announced its new ESG goals. Among recent recognitions, in December 2022, Dr. Reddy’s Foundation was recognised by the President of India for its work in empowering persons with disabilities. For more on Dr. Reddy’s ESG goals, please visit: https://www.drreddys.com/business-responsibility-and-sustainability.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

About the Bloomberg Gender-Equality Index: The Gender-Equality Index (GEI) is a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. By publicly releasing detailed, consistent and comparable gender-related data, the companies included in the Bloomberg Gender-Equality Index are setting a new standard for data reporting. The breadth of GEI member data is made available to the investment community on the Bloomberg Terminal. It includes disclosure by more than 600 companies, across developing and developed markets, and with depth that far surpasses the total data points made available by other providers. To learn more, please visit: https://www.bloomberg.com/gei/about/

About S&P Global’s Sustainability Yearbook 2023: The Sustainability Yearbook aims to distinguish those companies within their industries that have each demonstrated strengths in corporate sustainability. To learn more, please visit: https://www.spglobal.com/esg/csa/yearbook/methodology/index

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.